John D. Thomas, P. C.

11650 South State Street, Suite 240

Draper, Utah 84020

(801) 816-2536

Fax: (801) 816-2599

jthomas@acadiagrp.com

June 17, 2013

VIA EMAIL AND EDGAR

Ms. Mara L. Ransom, Assistant Director

Mr. Dietrich King, Legal Branch Chief

Ms. Lisa Kohl, Staff Attorney

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

KohlL@sec.gov

Re:	Music of Your Life, Inc.

Preliminary Information Statement on Schedule 14C

Filed June 6, 2013

File No. 000-54163

Dear Mesdames Ransom and Kohl and Mr. King:

We serve as counsel to Music of Your Life, Inc., a Florida corporation (the “Company”) with respect to its submission of a Preliminary Information Statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Schedule 14C (“Information Statement”), filed on June 6, 2013. We are in receipt of your email to the Company, dated June 17, 2013, and this letter is written in response thereto. We have reproduced your comment below, highlighted in bold, with our responses following immediately thereafter.

GENERAL

COMMENT 1:	Please revise your information statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Note A to Schedule 14A.

RESPONSE:  The Company has disclosed that it has no plan or intention to enter into a merger, consolidation, acquisition or similar business transaction in relation to the amended articles of incorporation and the increase in its authorized shares on page 3 of the Pre 14C/A.

U.S. Securities & Exchange Commission

Division of Corporate Finance

June 17, 2013

COMMENT 2:	Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 15230 (October 13, 1978).

RESPONSE:  The Company has disclosed anti-takeover mechanisms and effects as required by Schedule 14A and Release No. 15230 (October 13, 1978) on page 3 of the Pre 14C/A.

COMMENT 3:	In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

Division of Corporate Finance

June 17, 2013

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

JOHN D. THOMAS, P.C.

/s/ John D. Thomas

John D. Thomas, Esq.

President